UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                       TRAVEL SERVICES INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   894169 10 1
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                                 (CUSIP Number)

                    Joseph V. Vittoria, 515 No. Flagler Drive
                  West Palm Beach, Florida 33401 (561) 802-3396
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 28, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 894169 10 1

1 NAME OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         800-Ideas, Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
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                           7        SOLE VOTING POWER
NUMBER OF                                   902,778
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                    0
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                                      902,778
WITH                       -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         902,778
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 894169 10 1

1 NAME OF REPORTING PERSONS, S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Susan Parker
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER OF                                   902,778
SHARES                     -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
OWNED BY                                    0
EACH                       -----------------------------------------------------
REPORTING                  9        SOLE DISPOSITIVE POWER
PERSON                                      902,778
WITH                       -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         902,778
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Travel Services International, Inc. (the "Company"), which has its principal executive offices at 515 No. Flagler Drive, West Palm Beach, Florida 33401.

Item 2.           Identity and Background.

     This statement is being filed by 800-Ideas, Inc. 800-Ideas, Inc. is a corporation organized under the laws of the State of Nevada and is engaged in the business of distributing domestic airline reservations to travelers located in the United States. The address of the principal business and office of 800-Ideas, Inc. is 3530 Camino Del Rio Norte, Suite 300, San Diego, California 92108.

     Susan Parker is the President and principal stockholder (the "Principal Stockholder") of 800-Ideas, Inc. The business address of the Principal Stockholder is the same as that of 800-Ideas, Inc. The Principal Stockholder is a citizen of the United States. A copy of the Joint Filing Agreement Between 800-Ideas, Inc. and the Principal Stockholder is annexed hereto as Exhibit 1.

     Neither 800-Ideas, Inc. nor the Principal Stockholder has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

     800-Ideas, Inc. received 902,778 shares of Common Stock in addition to cash proceeds pursuant to the Agreement and Plan of Organization dated May 9, 1997, between Travel Services International, Inc., 800-Ideas, Inc. and Susan Parker (the "Agreement").

     By virtue of Rule 13d-3 under the Exchange Act, the Principal Stockholder may be deemed the beneficial owner of all of the Common Stock received by 800-Ideas, Inc. The Principal Stockholder has not independently invested any of her funds for the purpose of purchasing the Common Stock.

Item 4.           Purpose of Transaction.

     800-Ideas, Inc. has received the Common Stock as an equity interest in the Company. As of the date hereof, 800-Ideas, Inc. is holding such Common Stock solely for investment and it has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, 800-Ideas, Inc. may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock following the one year holding period required by the Agreement, if such sales and purchases would be desirable investments for the portfolios of its accounts.

Item 5.           Interest in Securities of the Issuer.

     As of the date hereof, 800-Ideas, Inc. beneficially owned 902,778 shares of Common Stock representing 10.7% (1) of the Common Stock deemed outstanding on the date hereof.

     This is the only transaction in the Common Stock effected by 800-Ideas, Inc. within the 60 day period ending on the date of this filing. On July 28,

1997, 902,778 shares of Common Stock were received directly from the Company as consideration paid to 800-Ideas, Inc. pursuant to the Agreement.

     In addition, the Principal Stockholder may, by virtue of her position as President and Principal Stockholder of 800-Ideas, Inc., be deemed, pursuant to Rule 13d-3 under the Exchange Act, to own beneficially the Common Stock of which 800-Ideas, Inc. would possess beneficial ownership. Other than in her respective capacity as Principal Stockholder of 800-Ideas, Inc. and except as set forth above, the Principal Stockholder is not the beneficial owner of any Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the initial public offering, 800-Ideas, Inc. and the Principal Stockholder each entered into a lockup letter with Montgomery Securities.

     Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the Principal Stockholder and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.


                     Exhibit                        Description of Exhibit
                     -------                      --------------------------

                        1                         Joint Filing Agreement

                        2 Lockup Letter by 800-Ideas, Inc. to Montgomery Securities.

                        3                         Lockup Letter by Susan Parker
                                                  to Montgomery Securities.


----------
(1) Based on 8,406,726 shares of Common Stock outstanding, as indicated in the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:            August   7, 1997
                                                      800-IDEAS, INC.



                                                      /s/ Susan Parker
                                                      --------------------------
                                                      Susan Parker, Individually
                                                        and as President